Exhibit 99.1

ABN 82 010 975 612

APPENDIX 4D – INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1
Revenue from ordinary activities.	Decreased 25% from previous corresponding period to $1,354,906.
Appendix 4D item 2.2
Profit (loss) from ordinary activities after tax attributable to members.	Loss increased 30% from previous corresponding period to $1,962,310.
Appendix 4D item 2.3
Net profit (loss) for the period attributable to members.	Loss increased 30% from previous corresponding period to $1,962,310.
Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security of final and interim dividends.	No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2013. Dividends are not expected to be paid or declared in the immediate term.
Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3
Net tangible assets per security.	31 December 2013: 14.04 cents
31 December 2012: 16.81 cents
Appendix 4D item 4.1	N/A
Entities over which control has been gained.
Appendix 4D item 4.2	N/A
The date of the gain of control.
Appendix 4D item 4.3	N/A
Contribution to profit from ordinary activities.

Appendix 4D items 5, 6, 7, and 8 are not applicable.

Half-year Financial Report 31 December 2013

Financial Report

 For the half-year ended 31 December 2013

ASX HALF-YEAR INFORMATION – 31 December 2013

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2013 Annual Report.

Half-year Financial Report 31 December 2013

Contents

DIRECTORS’ REPORT		4
AUDITOR INDEPENDENCE		8
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME		9
STATEMENT OF FINANCIAL POSITION		10
STATEMENT OF CHANGES IN EQUITY		11
STATEMENT OF CASH FLOWS		12
NOTES TO THE FINANCIAL STATEMENTS		13
1.	CORPORATE INFORMATION	13
2.	BASIS OF PREPARATION	13
3.	OPERATING SEGMENTS	14
4.	REVENUE AND EXPENSES	16
5.	TRADE AND OTHER PAYABLES	17
6.	ISSUED CAPITAL	17
7.	SUBSEQUENT EVENTS	17
8.	CONTINGENT LIABILITIES AND ASSETS	17
DIRECTORS’ DECLARATION		18
INDEPENDENT AUDITOR’S REVIEW REPORT		19

Half-year Financial Report 31 December 2013

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (“Progen’ or “the Company’) present their report on the Company for the half-year ended 31 December 2013.

Directors

The names of the company’s directors in office during the half-year and until the date of this report are as below.

Mr Indrajit Arulampalam	(Appointed Non-Executive Director on 12 July 2013, appointed Chairman 28 November 2013)

Mr Heng Hsin Tang	(Non-Executive Director until 11 July 2013, and Acting Managing Director, appointed 12 July 2013)

Dr Hongjen Chang	(Non-Executive Director, appointed 28 November 2013)

Dr Woei-Jia Jiang	(resigned 12 July 2013)

Mr Stuart James	(retired 28 November 2013)

Officer

Mr Blair Lucas	(Company Secretary)

Significant Changes in the State of Affairs

1.	Board and Senior Management Changes

Dr.Woei-Jia Jiang resigned as Non-Executive director in 12 July 2013. On the same date, Mr. Indrajit Arulampalam was appointed as Non-Executive Director. Mr. Heng Tang was also appointed as Acting Managing Director.

At the Annual General Meeting on 28 November 2013, Mr. Stuart James retired as Non-Executive Chairman. Following this, Mr. Indrajit Arulampalam was appointed as Non-Executive Chairman and Dr Hongjen Chang was appointed as Non-Executive Director.

2.	Beta Therapeutics Assignment Agreement

On 3 December 2013, Progen entered into an Assignment Agreement with Beta Therapeutics Pty Limited (“BT”). Under the deal, Progen will receive payment from BT for assignment of intellectual property know-how on novel heparanase inhibitor small molecules.

The intellectual property assignment allows BT to develop the know-how for use in the diagnosis, prevention or treatment and all pathologies and symptoms associated with:

●	Type 1, Type 2 or gestational diabetes; and
●	Inflammation or auto-immune disorders.

Progen receives a perpetual, irrevocable, worldwide, royalty free license back from BT to use the know-how in all other fields including oncology. Each party will retain ownership to any improvements made to the know-how for use in any field such as developing the hits with medicinal chemistry into lead compounds for pre-clinical and clinical testing. The rest of the terms of the Assignment Agreement are in line with industry standards but are subject to commercial confidentiality.

Half-year Financial Report 31 December 2013

DIRECTORS’ REPORT (continued)

3.	Dual Mechanism Oncology Products

3.a.PG545

PG545 is a small molecule heparan sulphate mimetic and is a fully synthetic single chemical entity. PG545 inhibits angiogenic growth factors and heparanase activity, displaying potent anti-tumour and anti-metastatic activity in pre-clinical models.

In March 2013 Progen executed a License with Medigen Biotechnology Corporation (Taipei, Taiwan – “Medigen”) for the development and commercialisation of its drug candidate PG545 for the prevention and treatment of Hepatoceullar Carcinoma (“HCC”) and Non-Oncology indications globally. Progen retained the rights for all other oncology indications for PG545. To date, Progen has received the non-refundable upfront payment pertaining to the license of PG545 with Medigen.

Progen is developing PG545 for oncology indications excluding HCC. In late 2013, Progen commenced a Phase 1 clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using the intravenous route of administration.

3.b.PI-88

PI-88 is a first-in-class heparanase inhibitor multi-target cancer therapeutic in late stage development which inhibits both angiogenic (tumour promoting) growth factors and heparanase, an enzyme implicated in metastasis (tumour spread).

In 2010, Progen licenced the worldwide oncology rights of PI-88 to Medigen to complete product development and commercialisation.

Medigen are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma.

On 30 December 2013, the company announced that Medigen Biotechnology Corp. has reached the target enrolment of 500 patients for the Phase 3 PATRON trial being conducted in 25 medical centres in Taiwan, South Korea, China and Hong Kong. If the clinical trial results are in line with expectations, Medigen is expected to lodge a New Drug Application with the Taiwan Food and Drug Administration (TFDA) in 2014.

To date, Progen has received two milestone payments pertaining to Medigen progressing the development of PI-88.

There were no other significant changes to the Company’s operations during the half-year

Review of Operations

The loss for the six months ended 31 December 2013 was $1,962,310 compared to a loss of $1,509,380 for the six months ended 31 December 2012. The variance is primarily due to a decrease in revenues of $451,494 coupled by an increase in research and development expenditure of $125,344 and an increase in administrative and corporate expenses of $103,224. However, there was an increase in other income of $104,286 and savings of $199,006 in other expenses.

Half-year Financial Report 31 December 2013

DIRECTORS’ REPORT (continued)

Research and Development

During the half-year ended 31 December 2013, research and development expenditure increased by $125,344 to $587,747 compared to the prior corresponding period. This is mainly due to hiring additional R&D staff and the commencement of a Phase 1 multi-centre study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours,

The primary activity of this division is the pre-clinical and clinical development of the Company’s anti-cancer drug candidates. A summary of our major product categories appears below:

Corporate and Administration

Interest income increased 36.6% from the previous corresponding period to $129,940, due to increased funds from raised capital through non-renounceable rights issue and a private placement towards the end of 2013 financial year.

Sundry income increased 773.5% to $78,478 due to increased on-charges to clients for consultancy fees, shipping and storage costs.

Corporate and administration expenses increased 11.8% from the previous corresponding period to $975,018. The increase was due to consultancy fees and salaries for new positions including the related recruitment fees. These transactions, together with an increase in listing fees due to a larger volume of shares from the recent capital raising amounted to $180,000. There were, however, savings from reduced directors’ fees and insurances of $81,690.

Other Expenses and Foreign Exchange

Other expenses decreased 81.0% to $47,258 mainly due to a significant decrease in doubtful debts provision for expenses paid on behalf of EPI Pharmaceuticals Inc, as a result of the ongoing dissolution. Further in 2012, an impairment of $100,000 was recognised for the unrecoverable withholding tax deduction on the non-refundable upfront payment received from Medigen for PG545 license.

Foreign exchange losses of $2,790 were incurred, down from gains of $17,212 in the previous corresponding period. This is due mainly to reduced foreign currency transactions coupled by a weakening Australian Dollar against the US Dollar during the half-year ending 31 December 2013.

Liquidity and Cash Resources

At 31 December 2013 cash assets and held to maturity investments amounted to $6,450,924 compared to $8,562,774 at 30 June 2013.

PharmaSynth

Progen’s biopharmaceutical contract manufacturing subsidiary, PharmaSynth Pty Ltd, recorded revenues of $1,234,906, representing a 5.5% decrease over the previous corresponding period. This decrease was due mainly to the reduced value of manufacturing contracts obtained compared to the same period last year. PharmaSynth recorded a loss of $678,220 for the half-year ended 31 December 2013, compared to a loss of $530,698 for the prior corresponding period.

Half-year Financial Report 31 December 2013

DIRECTORS’ REPORT (continued)

Rounding of Amounts

For the half year ended 31 December 2013 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the directors’ report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Auditor Independence

The independence declaration of the Company’s auditors is on page 7 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Indrajit S. Arulampalam

Chairman

Brisbane, 27 February 2014

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

DECLARATION OF INDEPENDENCE BY ALBERT LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor for the review of Progen Pharmaceuticals Limited for the half-year ended 31 December 2013, I declare that, to the best of my knowledge and belief, there have been:

●	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

●	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Progen Pharmaceuticals Limited and the entities it controlled during the period.

A S Loots

Director

BDO Audit Pty Ltd

Brisbane, 27 February 2014

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 31 December 2013

		Consolidated
	Note	31 December 2013 $	31 December 2012 $

Revenue	4(a)	1,354,906	1,806,400

Cost of sales
Cost of sales		(984,566)	(1,177,739)

Gross profit		370,340	628,661

Other income	4(b)	208,418	104,132

Expenses
Research and development expenses		(587,747)	(462,403)
Manufacturing facility expenses		(928,560)	(659,359)
Administrative and corporate expenses		(975,018)	(871,794)
Finance costs		(2,485)	(2,353)
Other expenses		(47,258)	(246,264)

		(2,541,068)	(2,242,173)

Loss before income tax expense	4	(1,962,310)	(1,509,380)

Income tax expense		-	-

NET LOSS FOR THE PERIOD		(1,962,310)	(1,509,380)

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		27	(228)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(1,962,283)	(1,509,608)

Basic and diluted loss per share (cents per share)		(3.55)	(6.11)

The accompanying notes form an integral part of this Statement of Profit or Loss and Other Comprehensive Income.

Half-year Financial Report 31 December 2013

STATEMENT OF FINANCIAL POSITION

As at 31 December 2013

		Consolidated
	Note	31 December 2013 $	30 June 2013 $
ASSETS
Current assets
Cash and cash equivalents		2,335,924	1,447,774
Held to maturity investments		4,115,000	7,115,000
Trade and other receivables		1,492,032	1,577,693
Prepayments		381,173	145,348
Total current assets		8,324,129	10,285,815

Non-current assets
Other assets		13,000	13,000
Prepayments		43,330	60,663
Property, plant and equipment		398,228	195,160
Total non-current assets		454,558	268,823

TOTAL ASSETS		8,778,687	10,554,638

LIABILITIES
Current liabilities
Trade and other payables	5	591,644	426,044
Provisions		253,666	242,895
Total current liabilities		845,310	668,939

Non-current liabilities
Provisions		171,236	163,188
Total non-current liabilities		171,236	163,188

TOTAL LIABILITIES		1,016,546	832,127

NET ASSETS		7,762,141	9,722,511

EQUITY
Contributed equity	6	158,320,862	158,320,862
Reserves		3,600,038	3,598,098
Accumulated losses		(154,158,759)	(152,196,449)

TOTAL EQUITY		7,762,141	9,722,511

 The accompanying notes form an integral part of this Statement of Financial Position.

Half-year Financial Report 31 December 2013

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2013

Consolidated	Contributed equity $	Accumulated losses $	Employee option reserve $	Foreign currency translation $	Total $

At 1 July 2012	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the period	-	(1,509,380)	-	-	(1,509,380)
Other Comprehensive Income	-	-	-	(228)	(228)
Total Comprehensive Income for the period	-	(1,509,380)	-	(228)	(1,509,608)

Share-based payments to employees	-	-	(7,395)	-	(7,395)
At 31 December 2012	152,217,594	(151,613,695)	3,481,357	70,743	4,155,999

At 1 July 2013	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511
Loss for the period	-	(1,962,310)	-	-	(1,962,310)
Other Comprehensive Income	-	-	-	27	27
Total Comprehensive Income for the period	-	(1,962,310)	-	27	(1,962,283)

Share-based payments to employees	-	-	1,913	-	1,913
At 31 December 2013	158,320,862	(154,158,759)	3,529,284	70,754	7,762,141

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2013

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2013

	Consolidated
	31 December 2013 $	31 December 2012 $
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	1,673,503	3,030,457
Payments to suppliers, employees and others	(3,655,332)	(3,943,928)
Interest received	134,563	149,785
Finance costs	(2,485)	(2,353)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,849,751)	(766,039)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of short term investments	3,000,000	3,073,688
Purchase of plant and equipment	(263,964)	(13,973)
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	2,736,036	3,059,715

Net increase in cash held	886,285	2,293,676
Net foreign exchange differences	1,865	(10,641)
Cash and cash equivalents at the beginning of period	1,447,774	1,834,442
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,335,924	4,117,477

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2013

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2013

1.	CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (“Progen’ or “the Company’) for the period ended 31 December 2013 was authorised for issue in accordance with a resolution of the directors on 27 February 2014.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the OTCQB Market under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.	BASIS OF PREPARATION

This general purpose interim financial report for the half year ended 31 December 2013 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the annual report of the Company for the year ended 30 June 2013 and any public announcements made by Progen Pharmaceuticals Limited during the interim reporting period.

For the half year ended 31 December 2013 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the directors’ report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

The accounting policies and methods of computation applied in this interim financial report are consistent with those applied in the previous financial year and the corresponding interim reporting period. The Company has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and effective for the current reporting period. This adoption has not resulted in any changes to the Company’s accounting policies and has had no effect on the amounts reported in the current and prior periods.

Where necessary the comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

Fair Values

The fair values of Progen’s financial assets and liabilities approximate their carrying value. No financial assets or liabilities are readily traded on organised markets in standardised form.

Half-year Financial Report 31 December 2013

3.	OPERATING SEGMENTS

The Company operates in the biotechnology industry. The Company’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

31 December 2013	Research & Development $	Manufacturing $	Total $

Operating revenue
Sales to external customers	-	1,234,906	1,234,906
Total segment revenue	-	1,234,906	1,234,906

Unallocated revenue			120,000
Total revenue			1,354,906

Segment result	(587,747)	(678,220)	(1,265,967)

Unallocated revenue (license, interest & other income)			328,418
Corporate and administrative costs			(977,503)
Other expenses			(47,258)
Operating loss			(1,962,310)

31 December 2013	Research & Development $	Manufacturing $	Total $

Assets
Segment assets	171,357	1,798,320	1,969,677
Cash and cash equivalents / held to maturity investments			6,450,924
Other assets			358,086
Total assets			8,778,687

Half-year Financial Report 31 December 2013

3.	OPERATING SEGMENTS (continued)

31 December 2012	Research & Development $	Manufacturing $	Total $

Operating revenue
Sales to external customers	-	1,306,400	1,306,400
Total segment revenue	-	1,306,400	1,306,400

Unallocated revenue			500,000
Total revenue			1,806,400

Segment result	(462,403)	(530,698)	(993,101)

Unallocated revenue (license, interest & other income)			604,132
Corporate and administrative costs			(874,147)
Other expenses			(246,264)
Operating loss			(1,509,380)

30 June 2013	Research & Development $	Manufacturing $	Total $

Assets
Segment assets	74,477	1,635,544	1,710,021
Cash and cash equivalents / held to maturity investments			8,562,774
Other assets			281,843
Total assets			10,554,638

Half-year Financial Report 31 December 2013

4.	REVENUE AND EXPENSES

Loss for the period includes the following specific items:

	31 December 2013 $	31 December 2012 $
Revenue

(a) Revenue
License fee	120,000	500,000
Manufacturing	1,234,906	1,306,400
	1,354,906	1,806,400
(b) Other income
Interest	129,940	95,148
Other	78,478	8,984
	208,418	104,132

Expenses

Foreign exchange losses(gains):
Realised	4,628	(27,625)
Unrealised	(1,838)	10,413
	2,790	(17,212)

Depreciation & amortisation	60,896	73,955

Employee benefits (excluding share-based payments)	1,415,969	974,943

Doubtful debts	12,410	213,488

Legal costs	32,058	15,564

Half-year Financial Report 31 December 2013

5.	TRADE AND OTHER PAYABLES

	31 December 2013 $	30 June 2013 $

Trade creditors (i)	220,386	177,774
Unearned revenue	80,800	23,500
Other creditors (ii)	290,458	224,770
Trade and other payables	591,644	426,044

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)	Trade creditors are non-interest bearing and are normally settled on 30 days terms.
(ii)	Other creditors are non-interest bearing and have a term between 30 days and twelve months.

6.	ISSUED CAPITAL

a) Issued and paid up capital	31 December 2013 $	30 June 2013 $	31 December 2012 $
Ordinary shares fully paid	158,320,862	158,320,862	152,217,594

b) Movements in shares on issue	Number of Shares	$
At 1 January 2013	24,709,097	152,217,594
Shares issued
-equity raised through rights entitlement offer (i)	24,709,097	5,188,910
-equity raised through private placements (ii)	5,867,121	1,232,095
-less transaction costs	-	(317,737)
At 1 July 2013	55,285,315	158,320,862
Shares issued	-	-
At 31 December 2013	55,285,315	158,320,862

(i)

Shares allotted from rights entitlement offer announced on 16 April 2013 (“Rights Issue”), were issued on 22 May 2013 and all the transaction costs relate to these shares issued. The rights issue granted eligible shareholders at the record date to subscribe on the basis of one (1) fully paid ordinary share (1:1) in the company for every one (1) share held. The non-renounceable rights had an exercise price of $0.21.

(ii)	Shares allotted under the private placement announced on 27 May 2013, were issued on 29 May 2013. The shares had an exercise price of $0.21.

7.	SUBSEQUENT EVENTS

The R&D Tax Incentive applicable to the 2012 / 13 taxation year was received in January 2014: $614,200.

8.	CONTINGENT LIABILITIES AND ASSETS

There was no change in contingent liabilities or assets from those disclosed in the 30 June 2013 annual report.

Half-year Financial Report 31 December 2013

DIRECTORS’ DECLARATION

In the director's opinion:

(a)

the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)

the attached financial statements and notes thereto give a true and fair view of the Group's financial position as at 31 December 2013 and of its performance for the financial half-year ended on that date; and

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the directors.

Indrajit S. Arulampalam

Chairman

Brisbane

27 February 2014

Half-year Financial Report 31 December 2013

Tel: +61 7 3237 5999 Fax: +61 7 3221 9227 www.bdo.com.au	Level 10, 12 Creek St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 31 December 2013, the statement of profit or loss and other comprehensive income, the statement of changes in equity and the statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Half-year Financial Report 31 December 2013

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and
(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

BDO Audit Pty Ltd

A S Loots

Director

Brisbane, 27 February 2014

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.